UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of Earliest Event Reported):

July 28, 2020

ENOVA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-35503	45-3190813
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

175 West Jackson Boulevard

Chicago, Illinois 60604

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (312) 568-4200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange of which registered
Common stock, par value $0.00001 per share	ENVA	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01 OTHER EVENTS

On July 28, 2020, Enova International, Inc. (the “Company”) and On Deck Capital, Inc. (“On Deck”) entered into an Agreement and Plan of Merger, among the Company, On Deck and Energy Merger Sub, Inc., a wholly owned subsidiary of the Company (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, the Company has agreed to acquire On Deck.

On July 28, 2020, the Company issued a joint press release with On Deck announcing the entry into the Merger Agreement and that the Company would discuss the transaction at its second quarter 2020 earnings webcast and conference call. A copy of the joint press release is included herewith as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)Exhibits

The following exhibits are furnished as part of this Report on Form 8-K:

Exhibit No.	Description
99.1	Enova International, Inc. and On Deck Capital, Inc. joint press release dated July 28, 2020
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where To Find It

This report and the documents incorporated by reference relate to a proposed transaction between Enova International, Inc. (“Enova”) and On Deck Capital, Inc. (“On Deck”) that will become the subject of a registration statement on Form S-4, including a proxy statement/prospectus forming a part thereof, to be filed with the Securities and Exchange Commission (“SEC”).  This report is not a substitute for the registration statement and proxy statement/prospectus that Enova and On Deck expect to file with the SEC or any other document that Enova or On Deck may file with the SEC or send to stockholders of On Deck in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, ON DECK INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ENOVA OR ON DECK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when available, and other relevant documents filed or that will be filed by Enova and On Deck with the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the registration statement and other relevant documents filed by Enova with the SEC will be available free of charge on its internet website at www.enova.com.  Copies of the proxy statement/prospectus and other relevant documents filed by On Deck with the SEC will be available free of charge on Deck’s internet website at www.ondeck.com.

No Offer Or Solicitation

This report and the documents incorporated by reference herein do not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Enova, On Deck and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of On Deck in connection with the proposed transaction.  Information about the directors and executive officers of On Deck can be found in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 18, 2020, as supplemented.  Information about the directors and executive officers of Enova can be found in the proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 2, 2020.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENOVA INTERNATIONAL, INC.

Date: July 28, 2020	By:	/s/ Sean Rahilly
Sean Rahilly
General Counsel & Secretary